Huake Holding Biology Co., Ltd.

Shuhe Road, Tangchi Town

Shucheng County, Lu’An City, Anhui Province

People’s Republic of China 231343

June 11, 2024

VIA EDGAR

Ms. Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huake Holding Biology Co., Ltd. Withdrawal of Registration Statement on Form F-1 File No. 333-257530

Ladies and Gentlemen:

On behalf of Huake Holding Biology Co., Ltd., a Cayman Islands company (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-257530), as initially filed with the Securities and Exchange Commission (“Commission”) on June 29, 2021 (“Registration Statement”) be withdrawn effective immediately.

The Company has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

Should you have any questions regarding this request for withdrawal, please contact our counsel Ying Li, Esq. and Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC at (212) 530-2206 and (212) 530-2208, respectively.

Very truly yours,

Huake Holding Biology Co., Ltd.

By:	/s/ Pingting Wang
	Name:	Pingting Wang
	Title:	Chief Executive Officer

cc:	Ying Li, Esq. Joan Wu, Esq. Hunter Taubman Fischer & Li LLC